Mail Stop 3561

December 23, 2009

Mr. Scott Farmer
Chief Executive Officer
Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

> **Re:** **Cintas Corporation**
> **Form 10-K for Fiscal Year Ended May 31, 2009**
> **Filed July 30, 2009**
> **File No. 000-11399**

Dear Mr. Farmer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services